UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

ALBANY INTERNATIONAL CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

012 348 108

(CUSIP Number)

J. S. Standish Company, c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867 (603) 330-5850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. S. Standish Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,232,644
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,232,644
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,232,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.01%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 725
	8	SHARED VOTING POWER 3,232,644
	9	SOLE DISPOSITIVE POWER 725
	10	SHARED DISPOSITIVE POWER 3,232,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.01%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christine L. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,059
	8	SHARED VOTING POWER 3,232,644
	9	SOLE DISPOSITIVE POWER 7,059
	10	SHARED DISPOSITIVE POWER 3,232,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,239,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.03%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Standish Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,363,527
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,363,527

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.32%
14	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1. Security and Issuer.

The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Albany International Corp., a Delaware corporation (“the Company”). The address of the principal executive office is 216 Airport Drive, Rochester, NH 03867.

This Amendment No. 13 is being filed to reflect the intent of J.S. Standish Company and Standish Family Holdings LLC (collectively, the “Selling Stockholders”) to sell through a secondary offering (the “Secondary Offering”) an aggregate of 1,405,217 shares of Class A Common Stock (into which shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”) will automatically convert upon such sale) pursuant to an Underwriting Agreement (the “Underwriting Agreement”), to be entered into by and among Albany International Corp. (the “Company”), the Selling Stockholders and J.P. Morgan Securities LLC and BofA Securities, Inc. as representatives (the “Representatives”) of the underwriters set forth therein (the “Underwriters”). One of the Selling Stockholders also intends to grant to the Underwriters a 30-day option to purchase up to an aggregate of 210,783 additional shares of Class A Common Stock (into which shares of Class B Common Stock will automatically convert upon such sale) on the same terms and conditions.

ITEM 2. Identity and Background.

(a), (b) This statement is being filed by the J. S. Standish Company, Christine L. Standish, John C. Standish and Standish Family Holdings, LLC. The address of the J. S. Standish Company is 120 W. Tupper Street, Buffalo, New York 14201. The address of Christine L. Standish is c/o Standish Family Holdings, LLC, 120 W. Tupper Street, Buffalo, New York 14201. The address of John C. Standish is c/o Standish Family Holdings, LLC, 120 W. Tupper Street, Buffalo, New York 14201. The address of Standish Family Holdings, LLC is 120 W. Tupper Street, Buffalo, New York 14201. The J. S. Standish Company is a corporation, the current directors and/or executive officers of which are John C. Standish, Christine L, Standish, Thomas R. Beecher, Jr. and Lee C. Wortham. Standish Family Holdings, LLC is a limited liability company, and the J. S. Standish Company, as manager, has sole voting and investment control over the shares reported on this statement as being held by Standish Family Holdings, LLC.

John C. Standish and William M. Doyle Jr., are currently serving as Co-Trustees of the JSS Trust for John C. Standish U/A/D 8/22/97 (the “JSS Trust for John”) which owns 50% of the shares of the J.S. Standish Company. William M. Doyle Jr., as sole Investment Advisor of the JSS Trust for John, has investment and voting control over the shares of the J.S. Standish Company owned by the JSS Trust for John.

Christine L. Standish and William M. Doyle Jr., are currently serving as Co-Trustees of the JSS Trust for Christine L. Standish U/A/D 8/22/97 (the “JSS Trust for Christine”) which owns 50% of the shares of the J.S. Standish Company. William M. Doyle Jr., as sole Investment Advisor of the JSS Trust for Christine, has investment and voting control over the shares of the J.S. Standish Company owned by the JSS Trust for Christine.

The address of Thomas R. Beecher, Jr. and Lee C. Wortham is Barrantys LLC, 120 West Tupper Street, Buffalo, NY 14201. The address of William M. Doyle is Winston & Strawn LLP, 35 W. Wacker Drive, Chicago, IL 60601-9703.

(c) The principal business of each of J.S. Standish Company and Standish Family Holdings, LLC is investments. John C. Standish’s principal occupation is Chairman and CEO of J. S. Standish Co. Christine L. Standish’s present principal occupation is President of J. S. Standish Co. She is also a Director of the Company. Thomas R. Beecher’s principal occupation is Chairman of Barrantys LLC, which provides wealth advisory services to individuals and families. Lee C. Wortham’s principal occupation is chief operating officer in Barrantys LLC. He is also a Director of the Company. William Doyle is a partner in the law firm of Winston and Strawn, where he chairs the trusts and estates practice.

(d), (e) During the last five years none of J. S. Standish Company, John C. Standish, Christine L. Standish, Standish Family Holdings, ,Thomas R. Beecher, Jr., Lee C. Wortham or William M. Doyle has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of John C. Standish, Christine L. Standish, Thomas R. Beecher, Jr., Lee C. Wortham and William M. Doyle is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

All of the 3,232,644 shares of Class A Common Stock beneficially owned by J.S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock. 2,363,527 such shares are held by Standish Family Holdings, LLC as described below, and the remainder are held directly by J.S. Standish Company. Of the shares of Class B Common Stock held directly by J.S. Standish Company (a) 868,013 shares have been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company. (J.S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange) or received as dividends on such shares, (b) 104 shares were acquired by purchase from a former employee of the Company in 2009, and (c) 1,000 shares were acquired by purchase from John C. Standish in August, 2012.

Of the 3,233,369 shares beneficially owned by John C. Standish, (i) 11 shares are owned by his wife (Mr. Standish disclaims beneficial ownership of such shares), (ii) 100 shares issuable to him upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 614 shares held by Mr. Standish (previously an employee of the Company) account in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) the remaining 3,232,644 shares are the same 3,232,644 shares reported as owned by the J.S. Standish Company, and are described above.

Of the 3,239,703 shares beneficially owned by Christine L. Standish, (i) 6,595 shares owned directly were acquired pursuant to the Company’s Directors Annual Retainer Plan or as stock dividends on such shares, (ii) 100 shares issuable to her upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 364 shares held by Ms. Standish (previously an employee of the Company) or her husband in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) the remaining 3,232,644 shares are the same 3,232,644 shares reported as owned by the J.S. Standish Company, and are described above.

All of the 2,363,527 shares reported as owned by Standish Family Holdings, LLC were acquired in 2015 from J. Spencer Standish or members of his family, or trusts created by and/or for the benefit of Mr. Standish or members of his family, in exchange for proportionate interests in Standish Family Holdings, LLC. Such shares had previously been held by such holders since their issuance in 1987 in exchange for shares of the predecessor of the Company, or acquired in the form of stock dividends on such shares.

Thomas R. Beecher, Jr., owns 100 shares of the Company’s Class A Common Stock, all of which were acquired either with his own funds, or from the Company as director retainer shares (Mr. Beecher previously served as a Director of the Company) or as stock dividends.

Lee C. Wortham owns 2,296 shares of the Company’s Class A Common Stock, all of which were acquired as director retainer shares or as stock dividends. Mr. Wortham serves as a director of the Company.

ITEM 4. Purpose of Transaction.

This Amendment No. 13 is being filed to reflect the intent of the Selling Stockholders to sell through the Secondary Offering an aggregate of 1,405,217 shares of Class A Common Stock (into which shares of Class B Common Stock will automatically convert upon such sale) pursuant to an Underwriting Agreement, to be entered into by and among the Company, the Selling Stockholders and the Representatives. One of the Selling Stockholders also intends to grant to the Underwriters a 30-day option to purchase up to an aggregate of 210,783 additional shares of Class A Common Stock (into which shares of Class B Common Stock will automatically convert upon such sale) on the same terms and conditions.

It has been more than 20 years since J. Spencer Standish stepped down from the role of chairman of the Company and more than two years since his passing. The Selling Stockholders are now considering the Secondary Offering as part of its asset diversification and tax and estate planning. The Selling Stockholders expect the sale of this amount of its holdings in the Secondary Offering will address its diversification and estate planning objectives and, consistent with its longstanding commitment to the Company, the Selling Stockholders intend to remain long-term investors in the Company following the Secondary Offering.

ITEM 5. Interest in Securities of the Issuer.

(a) (a) (1) The J. S. Standish Company beneficially owns 3,232,644 shares of Class A Common Stock (10.01% of the Class A Common Stock outstanding) issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”). Of such shares, (a) 869,117 are held directly by J. S. Standish Company, and (b) the remaining 2,363,527 such shares are held by Standish Family Holdings, LLC. The J.S. Standish Company, as manager, has sole voting and investment control over the shares of Class B Common Stock held by Standish Family Holdings, LLC.

Page 9 of 12 Pages

(2) John C. Standish beneficially owns 3,233,369 shares of Class A Common Stock (10.01% of the Class A Common Stock outstanding) of which (i) 11 shares are owned by his spouse (Mr. Standish disclaims beneficial ownership of such shares), (ii) 100 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 614 shares are held by Mr. Standish (previously an employee of the Company) in his account in the Company’s 401(k) retirement savings and employee stock ownership plans, and (iv) the remaining 3,232,644 shares are issuable upon conversion of the shares of Class B Common Stock also reported herein as owned by J. S. Standish Company.

(3) Christine L. Standish beneficially owns 3,239,703 shares of Class A Common Stock (10.03% of the Class A Common Stock outstanding) of which (i) 6,595 shares are owned directly, (ii) 100 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iii) 364 shares are held by Ms. Standish (previously an employee of the Company) or her husband, in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans and (iv) the remaining 3,232,644 shares are issuable upon conversion of the shares of Class B Common Stock also reported herein as owned by J.S. Standish Company.

(4) Standish Family Holdings, LLC beneficially owns 2,363,527 shares of Class A Common Stock (7.32% of the Class A Common Stock outstanding) issuable upon conversion of an equal number of shares of Class B Common Stock. The J.S. Standish Company, as manager, has sole voting and investment control over the shares of Class B Common Stock held by Standish Family Holdings, LLC.

(5) Thomas R. Beecher, Jr., owns 100 shares of the Company’s Class A Common Stock.

(6) Lee C. Wortham owns 2,296 shares of the Company’s Class A Common Stock.

(b) Each of the persons named in clause (a) of this Item 5 has sole voting and dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

(c) – (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Secondary Offering, the Selling Stockholders will enter into the Underwriting Agreement (as described above), and have entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters, pursuant to which and subject to specific exceptions, the Selling Stockholders have agreed not to, without the consent of the Underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock or such other securities, or (3) make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock. The Selling Stockholders also will enter into a custody agreement (the “Custody Agreement”) with the Company and Computershare Trust Company, N.A., as custodian (the “Custodian”), pursuant to which the Custodian will hold the shares of Class A Common Stock in custody pending the transfer to the Representatives upon the closing of the Secondary Offering.

Further, in connection with the Secondary Offering, the Selling Stockholders have entered into a fee letter with the Company, pursuant to which the Selling Stockholders will reimburse the Company for certain out-of-pocket costs and expenses of the Company relating to the Secondary Offering, including the SEC registration fee, legal and auditor fees, printer costs and “road show” expenses.

The foregoing summaries of the terms of the Lock-Up Agreement, the Custody Agreement and the Fee Letter are not complete descriptions thereof and are qualified in their entirety by the full text of such agreements, which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

ITEM 7. Material to be Filed as Exhibits.

99.1.	Form of Lock-Up Agreement.

99.2.	Fee Letter

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2019	May 28, 2019
Date	Date

/s/ John C. Standish	/s/ Christine L. Standish
John C. Standish	Christine L. Standish

J. S. STANDISH COMPANY

Date: May 28, 2019

By	/s/ Christine L. Standish
Christine L. Standish President

STANDISH FAMILY HOLDINGS, LLC

Date: May 28, 2019

By	/s/ Christine L. Standish
Christine L. Standish President – J. S. Standish Co. Manager